UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VINEBROOK HOMES TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

John Good

President and Chief Executive Officer

300 Crescent Court

Suite 700

Dallas, Texas 75201

(214) 276-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Charles T. Haag Justin S. Reinus Paul Hastings LLP 2001 Ross Ave, Suite 2700 Dallas, Texas 75201 (972) 936-7500	Edward S. Best Willkie Farr & Gallagher LLP 300 North LaSalle Drive Chicago, Illinois 60654 (312) 728-9158

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO originally filed by VineBrook Homes Trust, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 4, 2026 and amended on September 22, 2026 (as so amended, this “Schedule TO”).

This Schedule TO relates to an offer (the “Offer”) by the Company to purchase for cash up to $30 million, or 909,090 shares, of the Company’s Class A common stock, par value $0.01 per share (the “Shares”). The Company is offering to purchase the Shares at a price of $33.00 per Share, less any applicable withholding taxes and without interest, and the maximum number of Shares that will be accepted for payment pursuant to the Offer (unless the Offer is amended in accordance with applicable law) is 909,090 Shares. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated September 4, 2026 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, to this Schedule TO. Capitalized terms used and not defined herein are defined in the Offer to Purchase.

The Offer commenced on September 4, 2026 and is currently scheduled to expire at 5:00 P.M. Eastern Time on October 5, 2026, unless the Offer is extended or withdrawn.

In connection with the filing of this Amendment No. 2, the Company issued a press release announcing the availability of Amendment No. 2 on its website at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources and on the SEC’s EDGAR website at www.sec.gov, which press release is attached hereto as Exhibit 99(a)(5)(C).

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Items 1 through 11.

The disclosure in the Offer to Purchase and Items 1 through 11 of the Schedule TO are hereby amended to add the following:

The Company has entered into a $25.0 million Credit Agreement (as defined below), which in the Company’s reasonable judgment will provide the Company with an amount of funds that, together with cash on hand, is sufficient to fund the purchase price of all Shares that may be accepted in payment in full for the Offer, assuming the Offer was fully subscribed. Upon entering into the Credit Agreement, the Company deems the Financing Condition satisfied and, to the extent not satisfied, waives such condition.

The disclosure in the Offer to Purchase is hereby amended and supplemented as follows:

Offer to Purchase – This Offer – 12. Source and Amount of Funds

The second paragraph under the heading “12. Source and Amount of Funds” on page 22 of the Offer to Purchase is hereby amended and restated:

On September 28, 2026, the Company, through its indirect subsidiaries VB Thirteen, LLC (“VB Thirteen”) and VB Fourteen, LLC (together with VB Thirteen, the “Borrowers”), entered into a credit agreement (the “Credit Agreement”) with The Ohio State Life Insurance Company (“OSL”) in an aggregate principal amount of $25.0 million (the “Loan”), $4.0 million of which was funded on September 28, 2026, and the remaining $21.0 million to be funded on a date agreed upon by the Borrowers and OSL which shall be no later than October 2, 2026. Upon entering into the Credit Agreement, the Company deems the Financing Condition satisfied and, to the extent not satisfied, waives such condition.

The Credit Agreement matures on September 28, 2027, bears interest at a rate of 10.0% per annum, payable monthly, is secured by a pledge by the OP of its membership interests in the Borrowers, a pledge by the Borrowers of their membership interests in VB Clovis, LLC and by the proceeds of sales of certain real property and required that the Borrowers pay a 1.0% origination fee at closing. Additionally, the OP has agreed to guarantee certain obligations of the Borrowers pursuant to a non-recourse carve-out guaranty.

Amounts owed under the Credit Agreement may be voluntarily prepaid, subject to a 1.0% prepayment fee (the “Exit Fee”) of the principal amount of the Loan being repaid. In addition, upon the sale of certain properties, the Company must use the sale proceeds to prepay an allocated loan amount related to such properties plus the Exit Fee.

The Credit Agreement also contains representations and warranties, affirmative and negative covenants and events of default that the Company considers customary for an agreement of this type, including covenants setting a maximum debt to capital ratio, a minimum net asset value and a minimum net operating income level. If an event of default occurs, OSL may require the immediate repayment of all outstanding borrowings and accrued and unpaid interest thereon. The Company expects to repay the Loan using cash on hand or through additional future borrowings.

This description of the material terms of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, which is filed as Exhibit 99(b) to the Schedule TO and is incorporated herein by reference.

OSL may be deemed to be an affiliate of NexPoint Real Estate Advisors V, L.P., the Company’s external Adviser, through common beneficial ownership.

Item 12.

Item 12 of the Schedule TO is hereby amended and restated as set forth below under Exhibit Index.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2026	VineBrook Homes Trust, Inc.

	By:	/s/ Paul Richards
	Name:	Paul Richards
	Title:	Chief Financial Officer, Assistant Secretary and Treasurer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99(a)(1)(A)*	Offer to Purchase dated September 4, 2026
99(a)(1)(B)*	Letter of Transmittal
99(a)(1)(C)*	Letter to Stockholders
99(a)(1)(D)*	Email for Financial Advisors with Clients Who are Stockholders
99(a)(1)(E)*	Email to Custodians
99(a)(5)*	Press Release dated September 8, 2026
99(a)(5)(B)*	Press Release dated September 22, 2026
99(a)(5)(C)	Press Release dated September 28, 2026
99(b)	Credit Agreement, dated September 28, 2026, by and among VB Thirteen, LLC and VB Fourteen, LLC, as borrowers, and The Ohio State Life Insurance Company, as lender
107*	Calculation of Filing Fee Table

*	Previously filed.